Exhibit 99.2

British Columbia Securities Commission	Grant Thornton LLP
Ontario Securities Commission	Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

March 6th, 2015

Dear Sirs/Mesdames:

Subject: Norsat International Inc. (the “Company”) - Notice of Change of Auditor

We are providing this letter as requested by the Company pursuant to SEction 4.11, paragraph (5)(a)(ii) of National Instruments 51-102. We refer to the Notice of Change of Auditor dated March 5, 2015 and prepared by the Company and delivered to us (the “Notice”). We have reviewed the Notice, and agree with the statements contained in the Notice.

We are providing this letter based on our knowledge as at the date of this letter.

Yours truly,
Grant Thornton LLP

Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd